FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: June 15, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 15,1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary


News Release
For immediate release

Newcourt Credit Group
Trading Symbol:  NCT                   Contact:  John Sadler
Exchange Listings:  Toronto                      Executive Vice President
                    Montreal                     Corporate Affairs
                    New York                     (416) 594-2400

Gentra
Trading Symbol:  GTA                   Contact:  David Arthur
Exchange Listings:  Toronto                      President and CEO
                                                 (416) 359-8537

Newcourt plans move to Gentra's Queen's Quay Terminal

TORONTO, June 15, 1998 - Newcourt Credit Group and Gentra Inc. announced today that Newcourt, one of the world's largest commercial and corporate finance companies, will relocate its Toronto head office from BCE Place to Queen's
Quay Terminal, owned by Gentra, in early 1999.

Newcourt, which currently occupies 125,000 square feet (41/2 floors) in BCE Place, requires additional space to accommodate the Company's continued growth. Located on Toronto's attractive waterfront and with ready access to the city's main mass transportation hub, Union
Station, Queen's Quay Terminal will be renamed
Newcourt Centre.

Gentra, which bought Queen's Quay Terminal in
1997 for $58 per square foot, has initiated a redevelopment program to upgrade the building's quality and profile. The Newcourt lease brings the occupancy rate to over 90% and secures
Newcourt's long term commitment to the building.

"The addition of Newcourt as a major tenant at Queen's Quay further supports our strategy to reposition and enhance the value of our properties," said David Arthur, President and CEO of Gentra.

Over the past year, Newcourt has acquired 5 companies, including Commcorp Financial Services of Burlington, Ontario and New Jersey-based AT&T
Capital, and inherited Toronto-area offices in Burlington and Markham. In an effort to have as many of its employees together as possible, Newcourt will consolidate its three exiting
Toronto-area offices into two locations.  Queen's
Quay Terminal is the first of these sites to be identified. The second location planned for Burlington will be confirmed later this year.

"We're excited about our new home and delighted that it will bear the Newcourt name. This building, with its unique structure and location, is a perfect fit for an innovative company like ours," said Borden Rosiak, Newcourt's Executive
Vice President.

"This move will allow us to achieve efficiencies, bring together employees currently separated by geography, and accommodate our long term growth.
In addition, when compared to the cost of our current facilities this relocation will result in substantial savings over the 10 year term of the lease."

Gentra is a real estate investment company consisting of 8.1 million square feet of commercial real estate including a number a number of landmark office and retail properties.
Gentra actively acquires real estate properties for both repositioning and long term strategic purposes. Gentra also conducts a commercial finance business providing specialty financing to the real estate industry.

Newcourt is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of $31.9 billion and a global distribution capability in 24 countries.


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